Investment Community Meetings September 10-19, 2013 Filed by Alexander & Baldwin, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: GPC Holdings, Inc. Commission File No. 333-189822

2 Alexander & Baldwin, Inc. | September 10-19, 2013 DISCLOSURE Statements in this presentation that are not historical facts are “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward- looking statement. Factors that could cause actual results to differ materially from those contemplated in the statements include, without limitation, those described in our 2012 Annual Report on Form 10-K and in our other subsequent filings with the SEC. These forward looking statements are not guarantees of future performance. We do not undertake any obligation to update our forward-looking statements. 36,000-acre Sugar Plantation Waihonua Sales Office Kai Malu

3 Alexander & Baldwin, Inc. | September 10-19, 2013  Unique Hawaii Assets Tangible – 87,000 acres primarily on Maui & Kauai – 8 million square feet of high-quality commercial properties in Hawaii & Mainland – Robust Hawaii development pipeline (fully entitled) of over 3,500 residential units & 100,000 square feet of commercial space – 36,000-acre sugar plantation – Strong balance sheet & ample debt capacity Intangible – Deep experience, network & understanding of Hawaii – Disciplined underwriting & investment – Reputation for integrity, performance & commitment to the community  Track record of success  “Hawaii Play”: public company positioned to capitalize on Hawaii upside A&B: A PREMIER HAWAII REAL ESTATE & LAND COMPANY

4 Alexander & Baldwin, Inc. | September 10-19, 2013 Kihei Wailea Kahului HAWAII LANDHOLDINGS As of December 31, 2012 Conservation 15,850 acres Agriculture 50,400 acres Urban/Entitled 550 acres Maui – 66,800 acres * Includes 960 acres at Kukui’ula joint venture Conservation 13,320 acres Agriculture 6,930 acres Urban/Entitled 1,070 acres* Kauai – 21,320 acres* Lihue Poipu Wainiha Princeville KAUAI MAUI 4

5 Alexander & Baldwin, Inc. | September 10-19, 2013 Kunia Shopping Center SUCCESSFUL HAWAII TRACK RECORD SINCE 2000  Investments outside of historic landholdings since 2000 – Development projects: $615M – Commercial properties: $270M – Total: $885M  Returns on $335M of completed development projects averaged 22% (pre-tax)  34 transactions: – 20 private (59%) – 14 listed (41%) Keola Lai Lanikea Alakea Corporate Tower Daiei (Retail)

6 Alexander & Baldwin, Inc. | September 10-19, 2013  2012: Record year for visitor arrivals & expenditures – 10% and 19% increases over 2011  2013: Exceptional performance for Hawaii’s visitor industry continues – Arrivals up 6% – Expenditures up 6% – Air seats up 9% – Hotels (1H13)  Record high revenues of $2.7B, up 12%  Average daily room rate up 11% GROWING HAWAII ECONOMY YTD JULY 2013 (EXCEPT AS INDICATED) Sources: Hawaii Dept. of Business, Economic Development & Tourism; and Pacific Business News August 12, 2013. Data provided for informational purposes only; no endorsement of forecast implied. Kukui’ula Plantation House View of Kakaako

7 Alexander & Baldwin, Inc. | September 10-19, 2013 Economic recovery extending to Hawaii consumers  July unemployment relatively low at 4.5% v. 5.9% last year v. 7.4% nationally  Bankruptcy filings down 16%  State general fund revenues up 6%  Construction growth – Private permits up 13%  Oahu permits up 19% – Construction growth forecasted for 2013 through 2015  Jobs expected to grow between 7% to 11% annually  Construction revenue projected to grow 8% to $7.5B in 2013, $8.5B in 2014 GROWING HAWAII ECONOMY YTD JULY 2013 (EXCEPT AS INDICATED) Sources: Hawaii Dept. of Labor and Industrial Relations; Hawaii Dept. of Business, Economic Development & Tourism; U.S. Bankruptcy Court District of Hawaii; Hawaii Construction Forecast March 29, 2013 and UHERO data portal http://www.uhero.hawaii.edu/ Data provided for informational purposes only; no endorsement of forecast implied. Waihonua Construction

8 Alexander & Baldwin, Inc. | September 10-19, 2013 OAHU RESIDENTIAL RESALES – MONTHLY INDICATORS Single Family Homes Jul-13 Jul-12 % YTD Jul-13 YTD Jul-12 % Closed sales 290 265 9.4% 1,839 1,651 11.4% Median sales price $647,500 $635,000 2.0% $627,000 $620,000 1.1% Median days on market 17 25 -32.0% 20 32 -37.5% Months of inventory 2.6 3.6 -27.8% -- -- -- Active listings 1,105 1,219 -9.4% -- -- -- Condos Jul-13 Jul-12 % YTD Jul-13 YTD Jul-12 % Closed sales 426 364 17.0% 2,757 2,316 19.0% Median sales price $345,500 $320,000 8.0% $330,000 $310,000 6.5% Median days on market 20 29 -31.0% 22 34 -35.3% Months of inventory 2.8 4.1 -31.7% -- -- -- Active listings 1,554 1,724 -9.9% -- -- -- Source: Honolulu Board of Realtors, July 2013

9 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII ECONOMY: ROOM FOR MORE IMPROVEMENT Economic Indicator Peak Year Since 2000 Peak TTM 6/30/13 (except as indicated) Unemployment rate 2006 2.5% 4.5%1 Tourism Hotel occupancy rate 2005 81% 78%2 Oahu Residential Annual SF home sales volume 2004 4,703 3,238 Annual condo sales volume 2005 7,983 4,589 Construction Private residential building permits (units) 2005 9,706 3,191 Contracting tax base 2007 $8.1B $7.3B3 Private building authorization 2006 $3.8B $2.8B Government contracts awarded 2004 $1.4B $1.0B Source: Hawaii Dept. of Business, Economic Development & Tourism 1 At 6/30/13 2 Hotel occupancy rate YTD 6/30/13 3 Contracting tax base TTM as of 3/31/13

10 Alexander & Baldwin, Inc. | September 10-19, 2013 PRIMARY BUSINESS ACTIVITIES  Real Estate Development & Investment – Development & sales of properties – Investment in new real estate opportunities  Real Estate Leasing – Leasing & management of commercial properties  Land Stewardship – Entitlement, leasing & sales of raw land – Agricultural operations  Growth through complementary businesses

REAL ESTATE DEVELOPMENT & INVESTMENT

12 Alexander & Baldwin, Inc. | September 10-19, 2013 REAL ESTATE DEVELOPMENT & INVESTMENT STRATEGY Leverage market knowledge & expertise to:  Build a pipeline of development projects – 1,800 acres – 3,500 fully-entitled residential units  Invest in high-returning real estate opportunities in Hawaii  Utilize strategic joint ventures  Complement traditional neighbor island focus with increased Oahu presence Brydeswood Wailea

13 Alexander & Baldwin, Inc. | September 10-19, 2013 ROBUST PIPELINE M A U I K A UA I O A H U B I Entitled Constructed Under Construction Marketing for Sale or Lease Product Type Planned Units, Lots or SF Current Status Gateway at Mililani Mauka Retail 28,400 sf Gateway South Office 20,000 sf Kahala Residential Portfolio Primary Res. 34 properties ONE Ala Moana Primary Res. 206 units The Collection Primary Res. 470 units Waihonua Primary Res. 341 units Wailea MF-7 Resort Res. 75 units Wailea MF-11 Resort Res. 60 units Wailea MF-19 Resort Res. 9 lots Additional Wailea Resort Res. 400-600 units Haliimaile Primary Res. 170 lots Aina ‘O Kane Primary Res. 103 units Kahului Town Center Retail/Primary Res. 440 units, 225,000 sf Maui Business Park II Commercial 131 lots on 155 salable acres Kukui’ula Resort Res. up to 1,500 units on 640 saleable acres Brydeswood Primary Res. 24 lots Ka Milo at Mauna Lani Resort Res. 137 units

14 Alexander & Baldwin, Inc. | September 10-19, 2013 Ward Retail Centers The Collection at 600 Ala Moana ONE Ala Moana Waihonua Downtown Honolulu Ala Moana Beach Park URBAN CONDOMINIUM PROJECTS / INVESTMENTS Hokua Keola Lai

15 Alexander & Baldwin, Inc. | September 10-19, 2013 Description Location Honolulu, Oahu Acquisition date June 30, 2010 Zoning High-rise residential Units 340 saleable Floors 43 Status Under construction Estimated construction completion Early 2015 Average unit size 1,000 s.f. Average sales price per s.f. $725 Average cost per s.f. $550 to $600 Overview  All 340 saleable units sold under binding contracts  Extremely well located near shopping, restaurants & beaches  Successful navigation of complex permitting process  JV partners to provide half of $65M equity capital  $120M construction loan

16 Alexander & Baldwin, Inc. | September 10-19, 2013  206-unit ultra luxury residential condominium project – Premium location at Ala Moana Center – Average unit price: $1.6M  $20M preferred investment with profit participation (funded May 13)  100% under binding contracts  Anticipate delivery of units at the end of 2014 Artist Rendering

17 Alexander & Baldwin, Inc. | September 10-19, 2013  467 units in urban Honolulu – 397-unit high-rise – 16 3-bedroom townhomes – 54 low-rise flats – Retail & dining options  Final HCDA approval received August 7  Presales began August 17  A&B benefits from long-term option structure to acquire site Views from Kaka’ako high-rise site Artist rendering subject to change

18 Alexander & Baldwin, Inc. | September 10-19, 2013 Description Location Poipu, Kauai Acquisition date Historic lands Acres 1,000 (950 remaining; 630 saleable) Units/homes Up to 1,500 Status Sales & marketing, vertical construction Estimated construction completion 2030 Targeted sales price per s.f. $30-$130 (land) Overview  Incomparable product with limited competition  All resort amenities completed  Offsite infrastructure complete for 450 additional lots  Attractive price points relative to other luxury resort communities in Hawaii  Positive sales momentum building: – Increased overall sales activity – Good market response to built product – Increased vertical construction – Increased 3rd party developer interest (5 homebuilder partners)  94 lots closed; 76 available as of August 31, 2013

19 Alexander & Baldwin, Inc. | January 8-11, 2013 WAILEA Fully Entitled Acreage Acres Acquisition/improvements 270 Contributed to JV/sold (103) Remaining 167  Developed by A&B in the 1970s and 1980s  Sold in 1989, repurchased 270 acres in 2003 for $67 million  Sold/developed 103 acres, recapturing investment  167 remaining acres fully zoned for residential and commercial uses, planned for up to 700 units  38 acres for sale and in active development  Advancing plans for additional inventory Future development Active development/ sales Sold

20 Alexander & Baldwin, Inc. | September 10-19, 2013 MAUI BUSINESS PARK II Description Location Kahului, Maui Acquisition date Historic lands Zoning Commercial Acres 179 (155 saleable) Lots 131 Status Construction & marketing Estimated construction completion 2022 Targeted sales price per s.f. $38-$60 Overview  Well-located in Central Maui, near Kahului Airport, Harbor & Maui’s primary residential district  Adjacent to MBPI (76 acres), which A&B transformed into Maui’s primary retail destination  Primary source of Maui’s commercial development for the next 20 years  4-acre parcel sold to Costco in January 2012 for $38 psf; $3.7M of margin recognized in 2Q12  Pending sale of 24-acre adjacent parcel to Safeway for a Target-anchored retail development

21 Alexander & Baldwin, Inc. | September 10-19, 2013 GATEWAY AT MILILANI MAUKA Description Gateway at Mililani Mauka Gateway South Location Mililani, Oahu Mililani, Oahu Acquisition Date December 2011 June 2012 Stabilized NOI (post- development) $1.0 million $1.4 M Zoning B-1 Business B-1 Business Acres 4.35 4.2 GLA (in sq. ft.) 5,900 (existing) 28,400 (future) 18,700 (existing) 20,000 (future) Occupancy 100% 100%

22 Alexander & Baldwin, Inc. | September 10-19, 2013 KAHALA RESIDENTIAL PORTFOLIO ACQUISITION

23 Alexander & Baldwin, Inc. | September 10-19, 2013 KAHALA RESIDENTIAL PORTFOLIO ACQUISITION  Leveraged local knowledge and relationships – Off-market transaction – $98M acquisition price, $20M below land-only tax assessed value  Acquisition included: – 27 residential properties on Kahala Ave. – 2 residential properties and a preservation-zoned parcel in Windward Oahu – 146-acre agricultural parcel in Kihei, Maui  Plan to reposition, refurbish and resell properties over the next 3 to 5 years  Expected returns consistent with past Hawaii investments Beach frontage at 4631 Kahala Ave. Kahala beach frontage looking toward Diamond Head

LEASING

25 Alexander & Baldwin, Inc. | September 10-19, 2013 LEASING STRATEGY  Active portfolio management – Maximize cash flow to support development activities – Optimize asset values  Reinvest land & commercial property sales proceeds, on a tax-advantaged basis, into commercial property investments having favorable growth prospects  Opportunistic migration of portfolio to Hawaii over time – Pace of future sales dictated by availability of suitable Hawaii replacement investment opportunities

26 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII COMMERCIAL PORTFOLIO AS OF JUNE 30, 2013, EXCEPT AS NOTED Number of properties 24 Square feet Industrial 565K Office 187K Retail 916K Total 1.7M Occupancy (YTD June 2013) 92% Outstanding debt $20.3M Portfolio NOI (2012) $23.3M NOI from Hawaii ground leases (2012) $3.5M Total Hawaii NOI (2012) $26.8M NOI to total portfolio (2012) 42%

27 Alexander & Baldwin, Inc. | September 10-19, 2013 MAINLAND COMMERCIAL PORTFOLIO AS OF JUNE 30, 2013, EXCEPT AS NOTED Number of properties 23 Square feet Industrial 4.3M Office 1.3M Retail 0.7M Total 6.3M Occupancy (YTD June 2013) 95% Outstanding debt $27.7M NOI (2012) $36.3M NOI to total portfolio (2012) 58%

28 Alexander & Baldwin, Inc. | September 10-19, 2013 ACQUISITIONS WAIANAE MALL (OAHU) Jan 2013 NAPILI PLAZA (MAUI) May 2013 WAIANAE Mall  170,300-square foot, retail center on Oahu  Acquisition price: $30M, including assumption of $20M loan  Proceeds from non-core land sale in July 2012  New lease brings occupancy up to 93% (up from 79%)  Stabilized cap rate: 7.4%  46,000-square foot, retail center  Acquisition price: $19M  Proceeds from Northpoint Industrial facility and non-core land sale  Located in Kapalua, HI  92% occupancy  Stabilized cap rate: 6.3%

29 Alexander & Baldwin, Inc. | September 10-19, 2013  415,000-square foot, retail power center 12 miles west of downtown Honolulu  Acquisition price: $142M, including assumption of $60M loan – $82M to be funded with 1031 and reverse 1031 exchange proceeds  Upon closing (est. Sept. 2013) – A&B will become Hawaii’s 2nd largest retail owner/operator – Hawaii GLA will increase by 25% – Hawaii retail GLA will increase by 45% PENDING ACQUISITION PEARL HIGHLANDS CENTER (OAHU)

LAND STEWARDSHIP

31 Alexander & Baldwin, Inc. | September 10-19, 2013 LAND STEWARDSHIP STRATEGY  Employ lands at highest & best use  Identify & pursue entitlements, developments & transactions that enhance the value of raw landholdings  Optimize cash flow to cover the cost of maintaining land & infrastructure  Target renewable energy growth for strategically located land parcels 36,000-acre HC&S sugar plantation 31

32 Alexander & Baldwin, Inc. | September 10-19, 2013 LANDHOLDINGS BY TYPE AND LOCATIONS AS OF DECEMBER 31, 2012 Description Maui Kauai Oahu Big Island Mainland Total Acres Fully entitled Hawaii – development/other Active development/sales 213 - - - - 213 Future development 187 44 - - - 231 Ground leases to third parties 64 1 - - - 65 Land used by affiliates 21 24 - - - 45 Other, including land not planned for development 15 33 - - - 48 Total Hawaii – development/other 500 102 - - - 602 Mainland – development 28 28 Hawaii – commercial improved properties 54 8 70 10 - 142 Mainland – commercial improved properties - - - - 439 439 Subtotal – fully entitled 554 110 70 10 467 1,211 Agricultural, pasture and miscellaneous Hawaiian Commercial & Sugar Company 33,054 - - - - 33,054 Leased to third parties 6,593 5,158 - - - 11,751 Other agricultural, pasture and misc. purposes 10,749 1,772 - - - 12,521 Subtotal – agricultural, pasture & misc. 50,396 6,930 - - - 57,326 Watershed/conservation Wainiha Valley - 10,120 - - - 10,120 Other Kauai - 3,200 - - - 3,200 Maui 15,850 - - - - 15,850 Subtotal – watershed/conservation 15,850 13,320 - - - 29,170 Total landholdings 66,800 20,360 70 10 467 87,707

33 Alexander & Baldwin, Inc. | September 10-19, 2013 AG ZONED LAND SALES DATA – MAUI AND KAUAI AS OF DECEMBER 31, 2012 Total acres sold Average price per acre High Low 0-5 acres 10 $ 107,300 $ 175,000 $ 11,500 5-20 acres 67 61,300 167,800 24,300 20-100 acres 323 29,400 55,700 14,000 100+ acres 649 22,800 29,000 11,300 Total 1,049 $ 28,100 $ 175,000 $ 11,300

34 Alexander & Baldwin, Inc. | September 10-19, 2013 Wai’ale Kihei Residential Ele’ele Expansion Target Primary Residential Primary Residential Primary Residential Location Central Maui Maui’s South Shore Kauai’s South Shore Project Size (acres/units) 545 acres/2,550 units 95 acres/600 units 260 acres (first phase) Project description Master-planned community Residential subdivision Master-planned community Current Status The State Land Use Commission (SLUC) approved the designation of the land from agriculture to urban in June 2012. The Company is proceeding with County zoning. The SLUC approved the designation of the land from agriculture to urban in January 2009. The Planning Commission approved the zoning change and community plan amendment applications. Applications have been transmitted to County Council for review and final approval. Being pursued through Kauai’s multi-year General Plan Update Process. Working through the process to ensure the inclusion of Eleele, and related recreational and commercial uses, as an appropriate future urban growth area. ENTITLEMENT AREAS OF FOCUS

GROWTH THROUGH COMPLEMENTARY BUSINESSES

36 Alexander & Baldwin, Inc. | September 10-19, 2013  Identify attractive growth opportunities in Hawaii  Leverage market knowledge & relationships to create shareholder value  Grace Pacific Corporation is an excellent opportunity to grow our business in Hawaii – Complements A&B’s existing businesses – Strengthens A&B financially & strategically STRATEGIC FOCUS ON HAWAII Grace Pacific’s Paving Operations Waihonua Site Port Allen Solar Farm

37 Alexander & Baldwin, Inc. | September 10-19, 2013 1. Extend & enhance capabilities – Broaden capabilities in building communities to include infrastructure work 2. Increase investment in Hawaii – Fully leverage economic growth in Hawaii – Fully leverage real estate growth in Hawaii 3. Strengthen A&B’s financial profile & flexibility – Strong & steady cash flows – Increases ability to execute on broad range of real estate opportunities – Mitigates real estate sales & ag earnings variability – Accretive to earnings for the first full year – Initiation of modest quarterly dividend ($0.04/quarter) – Heavy capital investment completed ($35M in 2011 to 2013) – Modest future capital needs STRATEGIC RATIONALE

38 Alexander & Baldwin, Inc. | September 10-19, 2013 TRANSACTION OVERVIEW A&B to acquire Grace Pacific Corp. for $277M (enterprise value)  Includes assumption of projected $42M of net debt  Equity consideration of $235M (subject to adjustment at closing) – 85% to be paid in stock; 15% in cash (subject to adjustment at closing) – 71% of shares subject to six-month lock-up  September 24 shareholder vote  Early 4Q close

39 Alexander & Baldwin, Inc. | September 10-19, 2013  Hawaii’s leading infrastructure company – Vertically-integrated natural materials & paving firm, with ownership of:  One of three quarries on Oahu  State’s primary liquid asphalt terminal  7 hot mix asphalt plants – 60% share of state’s hot mix asphalt market – 50% share of state’s asphalt paving market ABOUT GRACE PACIFIC Grace Pacific’s Paving Operations Waihonua Site Port Allen Solar Farm Grace Pacific’s Hot Mix Operations Grace Pacific’s Asphalt Operations

40 Alexander & Baldwin, Inc. | September 10-19, 2013

41 Alexander & Baldwin, Inc. | September 10-19, 2013 UNIQUE ASSETS  Fee-simple ownership of 800 acres in Hawaii – 541 acres in Oahu’s primary area of growth  One of three quarries on Oahu, but only one in western area of growth  Includes 50 acres with mid-term development potential – Molokai quarry comprises 264 acres  Oahu quarry – $30M in new facility; efficiency gains expected – Adequate reserves for 2+ decades

42 Alexander & Baldwin, Inc. | September 10-19, 2013  Increased spending for Hawaii roads – Hawaii’s roads consistently ranked among the worst in America – $120M to $150M per year for the next five years to repave & maintain Oahu’s roads – Expected increases in state & federal roadway spending as well  Improving Hawaii economy – 7 to 11% annual growth forecasted for the next three years in Hawaii construction sector OPPORTUNE TIMING Grace Pacific’s Hot Mix Operations Grace Pacific’s Densiphalt Operations Grace Pacific’s Kapaa Quarry HMA Plant

43 Alexander & Baldwin, Inc. | September 10-19, 2013 FINANCIAL BENEFITS AS OF OR FOR THE PERIOD ENDED JUNE 30, 2013 - UNAUDITED TTM Adjusted EBITDA* $35M Revenue $217M Construction Backlog $217M up 14% 9 Months Adjusted EBITDA* up 13% Revenue up 16% Key Financial Benefits  Strong & stable cash flow  Enhance ability to pursue future real estate opportunities  Offsets more variable real estate & ag earnings  Initiate modest quarterly dividend targeted at $0.04 per share * See appendix for a statement regarding managements’ use of non-GAAP financial measures and a reconciliation of Grace net income to adjusted EBITDA.

A&B FINANCIAL PROFILE

45 Alexander & Baldwin, Inc. | September 10-19, 2013 Average annual debt maturities 2014- 2026 $18M CONDENSED BALANCE SHEET AS OF JUNE 30, 2013, EXCEPT AS NOTED Debt to total assets 20% Debt to debt + equity 25% Available borrowing capacity $291M Assets 6/30/13 12/31/12 Current assets 71 63 Investments in affiliates 326 320 Real estate developments 152 144 Property, net 876 839 Other assets 93 71 Total 1,518 1,437 Liabilities & Shareholders’ Equity 6/30/13 12/31/12 Current liabilities – excluding debt 54 54 Long-term debt – including current portion 307 235 Deferred income taxes 146 153 Accrued pension and post-retirement benefits 60 59 Other long-term liabilities 23 22 Shareholders’ equity 928 914 Total 1,518 1,437 DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNT OR AS NOTED

46 Alexander & Baldwin, Inc. | September 10-19, 2013 1 Includes real estate discontinued operations. Reconciling items in 2012 represent the sale of a 286-acre parcel in 3Q12 reflected as revenue for segment reporting purposes 2 2012 Operating Profit excludes $9.8M of charges related to the noncash write down of the carrying values of non-strategic Mainland development projects that do not align with the Company’s post-separation focus on Hawaii real estate development. 3 See appendix for a statement regarding the Company’s use of non-GAAP financial measures and a reconciliation of operating profit to EBITDA. 4 See appendix for a statement regarding the Company’s use of NOI and a reconciliation of Leasing operating profit to NOI. 5 Excludes 1031 exchanges; 2012 Agribusiness capital expenditures include $23M for the Port Allen solar project before tax credits; maintenance capital expenditures average between $15M and $20M annually. FINANCIAL PROFILE ($ in millions) 2008 2009 2010 2011 2012 1H2013 Revenue 1 Real estate sales 350.0 125.5 131.0 59.8 32.2 16.8 Real estate leasing 107.0 102.5 93.8 99.7 100.6 52.5 Agribusiness 121.6 99.6 165.6 157.5 182.3 58.2 Reconciling items 1 - - - - (8.3) - Total 578.6 327.6 390.4 317.0 306.8 127.5 Operating Profit 1, 2 Real estate sales 95.6 39.1 50.1 15.5 (4.4) 1.7 Real estate leasing 47.8 43.2 35.3 39.3 41.6 21.5 Agribusiness (12.9) (27.8) 6.1 22.2 20.8 12.1 Total 130.5 54.5 91.5 77.0 58.0 35.3 Net income 59.9 10.9 33.1 23.5 20.5 10.0 Adjusted net income4 59.9 10.9 33.1 23.5 32.3 12.5 EBITDA 3 142.8 68.3 104.0 91.9 87.8 45.2 Real estate leasing NOI 4 67.0 65.9 55.7 60.8 63.1 33.1 Capital expenditures 5 147.7 71.8 144.7 62.4 103.1 72.8 Total assets at period end 1,175.7 1,231.3 1,341.5 1,386.6 1,437.3 1,518.2

47 Alexander & Baldwin, Inc. | September 10-19, 2013 WHY A&B?  Unique assets & competitive strengths  Proven track record  Embedded growth opportunities in a development pipeline positioned for market recovery  Healthy balance sheet & liquidity  Growing Hawaii economy  Best public company vehicle for capitalizing on Hawaii’s upside & creating long-term shareholder value

APPENDIX

49 Alexander & Baldwin, Inc. | September 10-19, 2013 PARTICIPANTS IN A SOLICITATION Alexander & Baldwin, Inc. (the “Company”) and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the special meeting of the Company’s shareholders that will be held on September 24, 2013, at which shareholders will be asked to consider the proposed issuance of Company shares in connection with the proposed acquisition of GPC Holdings, Inc. (the “Proposed Transaction”). Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the proxy statement for the Company’s Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2013. Shareholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the Proposed Transaction, which may be different than those of the Company's shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the Proposed Transaction.

50 Alexander & Baldwin, Inc. | September 10-19, 2013 WHERE TO FIND ADDITIONAL INFORMATION This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Company has filed a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Transaction. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE COMPANY AND GPC HOLDINGS, INC. Investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about the Proposed Transaction, the Company and GPC Holdings, Inc., free of charge, at the website maintained by the SEC at www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Proposed Transaction, the Company and GPC Holdings, Inc. can be obtained without charge by sending a request to Alyson J. Nakamura, A&B corporate secretary, c/o A&B Law Department, 822 Bishop Street, Honolulu, Hawaii 96813; or by accessing them on the Company's web site at http://www.alexanderbaldwin.com.

51 Alexander & Baldwin, Inc. | September 10-19, 2013 USE OF NON-GAAP FINANCIAL MEASURES Grace’s earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure of financial performance calculated in accordance with GAAP. EBITDA represents net income plus interest expense, income taxes, and depreciation and amortization. Adjusted EBITDA excludes non-cash impairment charges for goodwill and intangible assets related to Grace’s Petroleum business and merger-related costs incurred by Grace. The GAAP financial measure that is most directly comparable to EBITDA is operating income, which represents operating revenue minus operating expenses. EBITDA does not have any standardized meaning prescribed by GAAP and, therefore, may differ from definitions of EBITDA used by other companies. EBITDA should not be considered a measure in isolation from, or a substitute for, measures prepared in accordance with GAAP. Grace management believes that the presentation of Adjusted EBITDA is useful to investors because (i) it provides useful information regarding Grace's ability to service its debt and fund capital expenditures, (ii) it is a measure that allows investors to compare Grace's operating performance with that of other companies with different capital structures or tax rates and (iii) it provides supplementary data for comparing Grace's performance to other similar companies. Adjusted EBITDA information for Grace’s Petroleum Businesses and the Grace Businesses are also shown separately because the Petroleum Businesses will be distributed to Grace Holdings shareholders prior to the merger and, consequently, will not be acquired by A&B. The following slide presents Grace’s Adjusted EBITDA measure for the periods indicated.

52 Alexander & Baldwin, Inc. | September 10-19, 2013 RECONCILIATION OF GRACE’S NET INCOME TO ADJUSTED EBITDA DOLLARS IN MILLIONS Nine Months Ended June 30, 2013 2012 2012 Net income (loss) (14.9) 9.6 13.0 Interest expense, net 3.4 3.3 4.6 Income tax expense 3.2 4.7 6.9 Depreciation & amortization 11.9 11.3 16.3 Goodwill & intangible asset impairment in the Petroleum business 25.3 - - Merger-related costs incurred by Grace 1.7 - - Adjusted EBITDA--Grace consolidated 30.6 28.9 40.8 Adjusted EBITDA--Petroleum business (6.7) (7.8) (9.0) Adjusted EBITDA--Grace businesses1 23.9 21.1 31.8 1 Grace's financial results are subject to seasonal changes, including the impact that weather can have on aggregate production and tonnage of asphalt sold/paved. As a result, the highest sales volume normally occurs in the third and fourth quarters of Grace's fiscal year, which correspond to lower levels of precipitation in Hawaii during the months of April through September. Grace's twelve month trailing Adjusted EBITDA through June 30, 2013 was $34.6 million.

53 Alexander & Baldwin, Inc. | September 10-19, 2013 USE OF NON-GAAP FINANCIAL MEASURES Alexander & Baldwin, Inc. reports net income and operating profit in accordance with GAAP and on a non-GAAP basis. Reconciliations of the Company’s GAAP to non-GAAP financial measures for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and six months ended June 30, 2013 are presented on the next slide. The Company uses these non-GAAP financial measures when evaluating operating performance because management believes that the exclusion from net income of 1) one-time advisory, legal, equity conversion and other expenses that were incurred to acquire Grace Pacific Corporation and to effect the separation of the Company from Matson, Inc., and 2) the reduction in carrying values of two of the Company’s Mainland development projects that do not align with the Company’s post-separation focus on Hawaii real estate development, provides insight into the Company’s core operating results, future cash flow generation, and the underlying business trends affecting performance on a consistent and comparable basis from period to period. A&B provides this information to investors as an additional means of evaluating ongoing core operations. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

54 Alexander & Baldwin, Inc. | September 10-19, 2013 RECONCILIATION OF GAAP TO NON-GAAP MEASURES DOLLARS IN MILLIONS Year Ended December 31, 2008 2009 2010 2011 2012 1H2013 Net income 59.9 10.9 33.1 23.5 20.5 10.0 Professional service and other expenses incurred to acquire Grace Pacific Corporation - - - - - 2.5 Professional service and other expenses incurred to effect separation - - - - 5.7 - Charge to convert pre-separation stock options to A&B-only options - - - - 1.1 - Write-down of non-strategic Mainland development project carrying values - - - - 9.8 - Income tax effect of adjusting items - - - - (4.8) - Adjusted net income 59.9 10.9 33.1 23.5 32.3 12.5 Operating profit 130.5 54.5 91.5 77.0 58.0 35.3 Depreciation & amortization 32.8 34.8 35.2 34.8 35.1 18.1 Corporate expenses (20.5) (21.0) (22.7) (19.9) (15.1) (8.2) Write-down of non-strategic Mainland development project carrying values - - - - 9.8 - EBITDA 142.8 68.3 104.0 91.9 87.8 45.2

55 Alexander & Baldwin, Inc. | September 10-19, 2013 USE OF NON-GAAP FINANCIAL MEASURES The Company presents NOI, which is a non-GAAP measure derived from real estate revenues (determined in accordance with GAAP, less straight-line rental adjustments) minus property operating expenses (determined in accordance with GAAP). NOI does not have any standardized meaning prescribed by GAAP, and therefore, may differ from definitions of NOI used by other companies. NOI should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company’s financial performance, or as an alternative to cash flow from operating activities as a measure of the Company’s liquidity. NOI is commonly used as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. NOI excludes general and administrative expenses, straight-line rental adjustments, interest income, interest expense, depreciation and amortization, and gains on sales of interests in real estate. The Company believes that the Real Estate Leasing segment’s operating profit after subtracting discontinued operations is the most directly comparable GAAP measurement to NOI. A required reconciliation of Real Estate Leasing operating profit to Real Estate Leasing segment NOI is presented on the next slide.

56 Alexander & Baldwin, Inc. | September 10-19, 2013 RECONCILIATION OF LEASING OPERATING PROFIT TO CASH NOI DOLLARS IN MILLIONS 2008 1 2009 2010 2011 2012 1H2013 Real estate leasing segment operating profit before discontinued operations 47.8 43.2 35.3 39.3 41.6 21.5 Less amounts reported in discontinued operations (4.2) (8.0) (3.3) (2.2) (0.7) -- Real estate leasing segment operating profit after subtracting discontinued operations 43.6 35.2 32.0 37.1 40.9 21.5 Adjustments: Depreciation and amortization 19.2 21.2 21.1 21.7 22.2 11.8 Straight-line lease adjustments (2.4) (2.0) (4.1) (3.8) (3.6) (1.7) General and administrative expenses 2.4 3.5 3.4 3.6 2.9 1.5 Discontinued operations 4.2 8.0 3.3 2.2 0.7 -- Real estate leasing segment cash NOI 67.0 65.9 55.7 60.8 63.1 33.1 1 Includes Kahului Shopping Center business interruption payment of $1.5 million Note: Discontinued operations are not adjusted for sales of commercial real estate occurring after the indicated year.

57 Alexander & Baldwin, Inc. | September 10-19, 2013 KEY HAWAII ECONOMIC INDICATORS Indicator (% Change YOY, except unemployment rate) 2010 2011 2012 2013F 2014F 2015F DBEDT DBEDT DBEDT UHERO DBEDT UHERO DBEDT UHERO DBEDT Real Gross Domestic Product 1.4 2.1 1.6 3.3 2.6 4.4 2.4 3.9 2.4 Visitor Arrivals 7.7 4.0 10.0 5.5 4.3 2.3 3.0 1.7 2.1 Real Personal Income 0.9 1.9 1.5 2.6 2.6 3.3 2.9 3.2 2.7 Unemployment Rate 6.9 6.5 5.8 4.7 4.8 4.4 4.5 3.9 4.3 Sources: University of Hawaii Economic Research Organization (UHERO), Annual Forecast, August 9, 2013 http://www.uhero.hawaii.edu/; Hawaii Department of Business, Economic Development & Tourism (DBEDT), 3Q2013 Report http://hawaii.gov/dbedt. Data provided for informational purposes only; no endorsement implied.

58 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII ECONOMIC INDICATORS YTD JULY 2013, EXCEPT AS INDICATED Sources: Hawaii Department of Labor and Industrial Relations; Hawaii Tourism Authority, Monthly Visitor Statistics, August 29, 2013; DBEDT Monthly Economic Indicators, June 2013; Honolulu Board of Realtors, July 2013. Data provided for informational purposes only; no endorsement implied. % Change Unemployment rate (July) 4.5 (23.7) Visitors Arrivals (millions) 4.9 5.5 Expenditures (billions) $8.7 5.7 Building permits (millions) (YTD June) $1.3B 11.6 Oahu residential real estate resales Median home prices $627,000 1.1 Home volumes 1,839 11.4 Home months of inventory (July) 2.6 (27.8) Median condo prices $330,000 6.5 Condo volumes 2,757 19.0 Condo months of inventory (July) 2.8 (31.7)

59 Alexander & Baldwin, Inc. | September 10-19, 2013 VISITOR ARRIVALS & EXPENDITURES YTD JULY 2013 6 8 10 12 14 16 18 20 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 V is it o r Ex p e n d it u re s ($ i n B ill io n s ) V is it o r A rr iv a ls (i n M ill io n s ) Visitor Expenditures Visitor Arrivals Source: DBEDT Quarterly Statistical & Economic Report, 3rd Quarter 2013 http://hawaii.gov/dbedt; Hawaii Tourism July 2013 Visitor Highlights http://www.hawaiitourismauthority.org Data provided for informational purposes only; no endorsement of forecast implied. Arrivals: 5.5% Expenditures: 5.7%

60 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII & U.S. UNEMPLOYMENT RATE 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013F2014F2015F Pe rce n t Hawaii U.S. Sources: DBEDT Quarterly Statistical & Economic Report, 3rdQuarter 2013 http://hawaii.gov/dbedt; United States Department of Labor, Unemployment Data; Bloomberg Composite Forecast as of September 4, 2013 Data provided for informational purposes only; no endorsement of forecast implied. Hawaii Average Unemployment July 2013 – 4.5% July 2012 – 5.9%

61 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII REAL ESTATE OVERVIEW YTD JULY 2013 RESIDENTIAL REAL ESTATE RESALES County Single Family Homes Condominiums Sales % Change from 2012 Median Price % Change from 2012 Sales % Change from 2012 Median Price % Change from 2012 Hawaii 1,057 14 295,000 20 370 (2) 254,500 1 Kauai 266 11 484,500 12 212 18 323,750 11 Maui 580 12 536,250 16 781 4 373,000 7 Oahu 1,839 11 627,000 1 2,757 19 330,000 7 Total 3,742 12 4,120 14 Source: Title Guaranty Sales of Existing Homes & Condominiums Report, July 2013. Data provided for informational purposes only; no endorsement implied.

62 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII REAL ESTATE OVERVIEW - OAHU OAHU SINGLE FAMILY HOMES & CONDO RESALES (QUARTERLY DATA) 0 500 1,000 1,500 2,000 2,500 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Sa les V o lu m e M edia n P ri c e Oahu- SFH Median Price Oahu- Condo Median Price Oahu - SFH Sales Volume Oahu- Condo Sales Volume Source: Title Guaranty Sales of Existing Homes & Condominiums report, Honolulu Board of Realtors June 2013. Data provided for informational purposes only; no endorsement implied.

63 Alexander & Baldwin, Inc. | September 10-19, 2013 HAWAII COMMERCIAL REAL ESTATE OVERVIEW MID-YEAR 2013 Oahu Commercial Market Statistics Retail Industrial Office Net absorption (sq. ft.) 95,113 161,320 323 Vacancy rate 4.3% 3.2% 13.0% Average asking rent per square foot per month (NNN) $3.29 $1.00 $1.55 Average operating expense per square foot $1.13 $0.36 $1.31 Source: Colliers International (Hawaii) Data provided for informational purposes only; no endorsement implied. Market Trends Retail Occupancy growth, rents expected to gain another 10% over the mid-term Industrial Strong demand continues, vacancy expected to fall below the 3% level by year end Office Stable occupancy and rents

64 Alexander & Baldwin, Inc. | September 10-19, 2013 TOTAL BUILDING PERMITS & GENERAL EXCISE CONTRACTING TAX BASE* Source: UHERO, Hawaii Construction Forecast Update, March 29, 2013 and UHERO data portal Data provided for informational purposes only; no endorsement implied. * In 2012 dollars 0 2,000 4,000 6,000 8,000 10,000 12,000 0 1,000 2,000 3,000 4,000 5,000 6,000 G E C o n tr ac ti n g T ax B as e ($ i n M ill io n s ) T o ta l B u il d in g Pe rm it s ($ in M ill io n s ) Total Building Permits GE Contracting Tax Base